Exhibit 99.1

Ucommune Announces Extraordinary General Meeting Results

BEIJING, August 24, 2022 /PRNewswire/ -- Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced that at an extraordinary general meeting of the Company held at 10 A.M. on August 24, 2022, Beijing time (10 P.M. on August 23, 2022, U.S. Eastern time), its shareholders approved the amendment of the Company’s Amended and Restated Memorandum and Articles of Association currently in effect (the “Current M&A”) to change the voting power of the Class B ordinary shares, par value of US$0.002 each, of the Company (the “Class B Ordinary Shares”) from fifteen (15) votes for each Class B Ordinary Share to thirty-five (35) votes for each Class B Ordinary Share. Holders of Class B Ordinary Shares approved such variation of rights of Class B Ordinary Shares on August 2, 2022 pursuant to the Current M&A. As a result, with immediate effect, each Class A ordinary shares, par value of US$0.002 each, of the Company shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the Company and each Class B Ordinary Share shall be entitled to thirty-five (35) votes on all matters subject to vote at general and special meetings of the Company.

About Ucommune International Ltd

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd

ir@ucommune.com

ICR, LLC
Robin Yang
ucommune@icrinc.com
+1 (212) 537-3847